Form 10-K, Exhibit 13
period 1996-12-31
GREENFIELD INDUSTRIES INC /DE/
filed 1997-03-27
CIK 906419

                                                                      EXHIBIT 13
Selected Financial Data

Statement of Operations Data
Years ended December 31,
(In thousands, except per share data)                           1996          1995          1994        1993        1992
========================================================================================================================
Net sales                                                   $510,094      $420,188      $271,787    $228,844    $215,260
Cost of sales                                                357,203       288,158       180,974     157,551     153,666
------------------------------------------------------------------------------------------------------------------------
Gross profit                                                 152,891       132,030        90,813      71,293      61,594
Selling, general and administrative expenses                  88,944        70,952        50,229      41,007      43,925
Restructuring costs                                            4,000             -         1,300           -       2,218
------------------------------------------------------------------------------------------------------------------------
Operating income                                              59,947        61,078        39,284      30,286      15,451
Interest expense                                              11,049         8,223         3,169       8,302      12,764
Dividends on mandatorily redeemable
   convertible preferred securities                            4,734             -             -           -           -
------------------------------------------------------------------------------------------------------------------------
Income before provision (benefit) for income
   taxes and extraordinary loss                               44,164        52,855        36,115      21,984       2,687
Provision (benefit) for income taxes                          17,975        21,390        14,106       6,338        (103)
-------------------------------------------------------------------------------------------------------------------------
Income before extraordinary loss                              26,189        31,465        22,009      15,646       2,790
Extraordinary loss(1)                                              -             -             -       1,832           -
------------------------------------------------------------------------------------------------------------------------
Net income                                                 $  26,189     $  31,465     $  22,009   $  13,814   $   2,790
========================================================================================================================
Earnings per common share:
   Before extraordinary loss                               $    1.60     $    1.94     $    1.35   $    1.24   $    0.28
   Extraordinary loss                                              -             -             -        0.15           -
------------------------------------------------------------------------------------------------------------------------
Earnings per common share:
   Primary                                                 $    1.60     $    1.94     $    1.35   $    1.09   $    0.28
========================================================================================================================
   Fully diluted(2)                                        $    1.59     $       -     $       -   $       -   $       -
========================================================================================================================
Weighted average number of common and
   common equivalent shares:
   Primary                                                    16,328        16,252        16,250      12,654      10,000
========================================================================================================================
   Fully diluted(2)                                           18,247             -             -           -           -
========================================================================================================================
Dividends per common share                                 $    0.17     $    0.13     $    0.09   $    0.04   $       -
========================================================================================================================

(1) In connection with the repayment of indebtedness from the proceeds of the initial public offering of common stock, the Company incurred certain prepayment penalties. Subsequent thereto, the Company negotiated new credit facilities with another bank group resulting in lower interest rates and less restrictive covenants. In connection with these transactions, the Company incurred costs of $3,001, less applicable income tax benefits of $1,169.
(2) For the years ended December 31, 1995 through 1992, there was no dilutive effect.

Balance Sheet Data
As of December 31, (In thousands)                               1996         1995         1994         1993         1992
========================================================================================================================
Working capital                                             $187,297     $123,807    $  79,225    $  75,467    $  41,901
Total assets                                                 562,644      398,463      319,935      206,081      185,123
Total debt                                                   163,138      140,831       97,835       52,676      125,896
Mandatorily redeemable convertible
   preferred securities                                      115,000            -            -            -            -
Stockholders' equity                                         200,728      179,260      147,903      125,710       23,680

Greenfield Industries, Inc.  19

Management's Discussion and Analysis

OVERVIEW
During the periods discussed below, Greenfield Industries, Inc.'s results of operations were significantly affected by a series of acquisitions that enabled it to offer a wider range of products and increase its manufacturing capabilities. Acquisitions which were accounted for using the purchase method of accounting, are reflected in the consolidated financial statements from the acquired companies' respective dates of acquisition. In each of the acquisitions, the excess of the purchase price paid over the estimated fair value of net assets acquired, if any, was allocated to goodwill. The amortization of goodwill resulted in a noncash charge to operations which approximated $4.3 million in 1996.
         Greenfield Industries, Inc. (Greenfield or the Company) has consolidated many of the acquired operations into existing facilities, rationalized and focused remaining facilities, and completed plant consolidation and relocation projects in order to integrate product lines and rationalize excess capacity. The Company has made substantial capital investments for the business. Over $69.2 million has been spent during the three-year period ended December 31, 1996 of which $29.2 million was spent on capital investments in 1996. Such amounts were in excess of depreciation expense for the related periods. As a result, the Company has improved the efficiency of its manufacturing and distribution operations and increased the range of products and services offered to its customers.
         The Company has made the following acquisitions in the past three years which affected the results of operations:

October 1994     Threads, Inc.
October 1994     Hendersonville Industrial Tool Co., Inc.
November 1994    The Cleveland Twist Drill Company
November 1994    Carbidie Corporation
January 1995     American Mine Tool Division of Valenite, Inc. (AMT)
June 1995        Van Keuren, Inc. (VK)
December 1995    Cleveland Europe Limited (Cleveland Europe)
January 1996     Rule Industries, Inc. (Rule)
June 1996        Boride Products, Inc. (Boride)
July 1996        Arkansas Cutting Tools, a division of Production Carbide
                 & Steel Company (ACT)
December 1996    Bassett Rotary Tool Company (Bassett)

         For a better understanding of the significant factors that influenced the Company's performance during the past three years, the following discussion should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this Annual Report.

RESULTS OF OPERATIONS
The following table sets forth for the years indicated the percentage of net sales represented by certain items reflected in the Company's consolidated statement of operations:

Years ended December 31,        1996       1995     1994
--------------------------------------------------------
Net sales                      100.0%    100.0%    100.0%
Cost of sales                   70.0      68.6      66.6
--------------------------------------------------------
Gross profit                    30.0      31.4      33.4
Selling, general and
  administrative expenses       17.4      16.9      18.5
Restructuring costs              0.8        --       0.4
--------------------------------------------------------
Operating income                11.8      14.5      14.5
Interest expense                 2.2       1.9       1.2
Dividends on mandatorily
  redeemable convertible
  preferred securities           1.0        --        --
--------------------------------------------------------
Income before provision for
  income taxes                   8.6      12.6      13.3
Provision for income taxes       3.5       5.1       5.2
--------------------------------------------------------
Net income                       5.1%      7.5%      8.1%
========================================================

1996 COMPARED TO 1995
Net sales for the year ended December 31, 1996 were $510.1 million, an increase of $89.9 million, or 21.4%, over net sales of $420.2 million for the year ended December 31, 1995. Of the $89.9 million increase in net sales, $81.2 million was due to the net sales of newly-acquired businesses, with the remaining $8.7 million increase related to increased net sales from existing businesses. Including the effect of the newly-acquired businesses, net sales of the Company's six product groups were as follows:

Years ended December 31,                                Increase
(In millions)                     1996       1995      (decrease)
-----------------------------------------------------------------
Industrial Products             $260.0     $226.5          $33.5
Engineered Products               69.2       62.2            7.0
Energy & Construction
   Products                       61.4       54.4            7.0
Electronics Products              60.7       60.8           (0.1)
Consumer Products                 34.3       16.3           18.0
Marine Products                   24.5         --           24.5
----------------------------------------------------------------
                                $510.1     $420.2          $89.9
================================================================

         The increases in net sales of the industrial and consumer products groups were primarily attributable to the sales from the newly-acquired businesses of Rule and Cleveland Europe. Net sales of engineered products were up from 1995 primarily due to the acquisition of Boride. Net sales of the electronics products group decreased for the year ended December 31, 1996, primarily as a result of being adversely affected by a decline in demand believed to be caused by inventory destocking in Europe and, to a lesser extent, in the United States. Net sales of energy and construction products were affected by the continued increase in demand for energy products. All of the net sales of

20  Greenfield Industries, Inc.

the marine products group were attributable to the Rule acquisition in January 1996.
         Gross profit increased 15.8% to $152.9 million from $132.0 million in the comparable period in 1995, primarily as a result of the sales increases discussed above. The gross profit margin decreased to 30.0% from 31.4%. The decrease in gross profit margin resulted primarily from lower production levels and plant inefficiencies relating to a decline in sales from existing businesses in the third and fourth quarters of 1996 as compared to the same quarters of 1995 and as compared to the first and second quarters of 1996, costs associated with the startup of certain new operations, and the effect of lower gross margins on products sold by certain acquired businesses.

         Selling, general and administrative (SG&A) expenses increased $18.0 million in 1996, and SG&A expenses as a percentage of net sales increased to 17.4% from 16.9% in 1995. The increase was primarily a result of the Rule, Cleveland Europe and Boride acquisitions, which have slightly higher selling expenses as a percent of sales than the Company's historical percentage, and a $1.5 million stock-based compensation charge discussed below.

         During the second quarter of 1996, the Company's stockholders approved stock-based compensation plans for key executives of the Company under which certain key executives may receive restricted stock awards if certain criteria, including increases in the Company's stock price and earnings per share, are achieved over the next several years. Compensation expense charged during 1996 pursuant to such plans was $1.5 million. Compensation charges attributable to the plans in future periods, if any, are estimated to be less than the charge for the current period; however, such charges will be based in part on increases in the Company's stock price and earnings per share and therefore, may fluctuate significantly from period to period.

         Restructuring costs of $4.0 million were recorded in 1996 relating primarily to severance and other employee-related costs associated with the reorganization and restructuring of the Company's business groups. In connection with this reorganization, certain functions were identified as redundant and will be combined or eliminated, with the objective of making each business group more focused and responsive to its respective customer base. The Company continues to evaluate its operations with an intent to streamline operations, improve productivity and reduce costs and may implement additional rationalization programs in the future.

         Operating income, after the above-noted stock-based compensation charge and the restructuring costs, declined $1.1 million, or 1.9%, to $59.9 million while operating margins decreased to 11.8% from 14.5% during 1996 as compared to 1995. Operating margins declined due to lower gross margins, higher SG&A expenses and the restructuring costs, all discussed above.

         Interest expense increased $2.8 million to $11.0 million in 1996 from $8.2 million in 1995. The increase in interest expense resulted from an increase in the debt level of the Company, which was primarily due to acquisitions, partially offset by the proceeds from the issuance of the company-obligated, mandatorily redeemable convertible preferred securities during April 1996. The net proceeds from such issuance of approximately $110.7 million were used to repay Company indebtedness.

         Dividends on company-obligated, mandatorily redeemable convertible preferred securities of Greenfield Capital Trust were $4.7 million for the year ended December 31, 1996.

         The provision for income taxes decreased to $18.0 million for 1996, a decrease of $3.4 million from 1995, reflecting the lower pretax income. The effective tax rate increased slightly from 40.5% in 1995 to 40.7% in 1996, primarily due to an increase in nondeductible goodwill amortization.

         Net income decreased to $26.2 million for 1996, a decrease of $5.3 million, or 16.8%, from 1995 as a result of the factors noted above. Net income as a percentage of net sales decreased to 5.1% from 7.5%. Primary earnings per common share decreased to $1.60 from $1.94 for the years ended December 31, 1996 and 1995, respectively. Fully diluted earnings per share for the year ended December 31, 1996 were $1.59.

1995 COMPARED TO 1994
Net sales for the year ended December 31, 1995 were $420.2 million, an increase of $148.4 million, or 54.6%, over net sales of $271.8 million for the year ended December 31, 1994. Of the $148.4 million increase in net sales, $111.7 million was due to the increase in net sales of newly-acquired businesses, with the remaining $36.7 million increase related to increased net sales from existing businesses (which represents a 14.2% increase from the prior year). Volume increases accounted for substantially all of the 14.2% increase. Industrial and consumer sales increased $79.8 million from 1994, mining and wear parts products sales increased $52.1 million, electronics products sales increased $12.6 million, and oilfield equipment product sales increased $3.9 million. The increase in industrial and consumer sales is due primarily to sales relating to acquisitions and strong industrial products demand. The increase in electronics products sales is attributable to volume increases as a result of increased demand in all markets. The mining and wear parts products sales increases are attributable to acquisitions.

         Gross profit increased 45.4% to $132.0 million from $90.8 million in the prior period primarily as a result of the sales increases discussed above. The gross profit margin decreased to 31.4% from 33.4%. The decrease in gross profit margin resulted primarily from the recent acquisitions, most of which historically operated with lower gross margins than the Company. Gross profit margin from existing businesses was 33.5% for the year ended December 31, 1995.

         SG&A expenses increased $20.7 million in 1995. SG&A expenses as a percentage of net sales decreased to 16.9% from 18.5%. The total dollar increase was a result of the acquisitions and increased sales while the percentage decrease was due to savings from rationalization of certain selling, general and

                                                Greenfield Industries, Inc. 21
administrative functions of the acquired companies and increased sales.

         Operating income for 1995 improved $21.8 million, or 55.5%, to $61.1 million compared to $39.3 million in 1994 while operating margins remained constant at 14.5% year over year. The improved operating profit resulted from the factors noted above, while the unchanged operating margins resulted from the Company's acquisitions in late 1994 and early 1995, as the operating margins of the acquired businesses were generally lower than those of the Company, offset by rationalization savings.

         Interest expense increased to $8.2 million in 1995 from $3.2 million in 1994. The increase in interest expense resulted primarily from the increase in the debt level of the Company due to acquisitions.

         The provision for income taxes increased to $21.4 million for 1995, an increase of $7.3 million over 1994, due to the increase in pretax income in 1995 and the increase in the effective income tax rate to 40.5% in 1995 as compared to 39.1% in 1994. The effective income tax rate in 1995 increased due to nondeductible goodwill amortization related to certain of the Company's recent acquisitions and higher foreign taxable income.

         Net income increased to $31.5 million in 1995, an increase of $9.5 million, or 43.0%, over 1994 as a result of the factors noted above. Net income as a percentage of net sales decreased to 7.5% from 8.1%. Primary earnings per common share increased to $1.94 from $1.35 in the prior year.

LIQUIDITY AND CAPITAL RESOURCES
During the three years ended December 31, 1996, 1995 and 1994, cash provided by operating activities was approximately $2.2 million, $17.4 million and $40.4 million, respectively. The decline in cash provided by operating activities is due primarily to an increase in accounts receivable corresponding with increased sales, an increase in inventories in order to improve customer service, and reductions in both accounts payable and accrued liabilities, including restructuring and acquisition reserves.

         During 1996, cash was used to finance capital expenditures of approximately $29.2 million. There were no individually significant capital expenditures in 1996. In addition, the acquisitions of Rule, ACT, Boride and Bassett used cash of approximately $111.2 million. During 1996, the Company paid common stock dividends of approximately $2.8 million. Net borrowings of the Company increased by approximately $23.2 million during 1996. During this period the Company borrowed approximately $140.7 million, primarily related to the acquisitions of Rule, Boride, ACT and Bassett, as well as borrowings for operating activities. These borrowings were offset by the repayment of indebtedness from the net proceeds of approximately $110.7 million from the issuance of the mandatorily redeemable convertible preferred securities.

         During 1995, net cash provided by operating and financing activities was used to finance capital expenditures of approximately $26.8 million, to purchase AMT, VK and Cleveland Europe, to pay a portion of the purchase price of the then-pending acquisition of Rule (which was completed in January 1996) and to pay dividends of approximately $2.1 million on the common stock. Net borrowings increased by approximately $41.8 million. Major capital expenditures in 1995 included the expansion of the Clemson, South Carolina facility, the construction of a new manufacturing facility in Solon, Ohio, and capacity additions at the Company's electronics and carbide operations.

         During 1994, net cash provided by operating and financing activities was used to finance capital expenditures of approximately $13.1 million and pay dividends of $1.4 million on the common stock. Net borrowings of the Company increased by approximately $45.9 million in 1994 primarily due to acquisitions.

         The purchase price for the 1996 acquisitions of Rule, Boride, ACT and Bassett totalled approximately $111.2 million in cash. In addition, the Company assumed liabilities of the acquired companies totalling approximately $24.6 million, including $2.4 million in acquisition costs. The Company expects that these acquisitions will expand sales and product offerings in the industrial, consumer, marine and engineered products markets.

         The purchase prices for the 1995 acquisitions of AMT, VK and Cleveland Europe totalled approximately $24.4 million in cash. In addition, the Company assumed liabilities of the acquired companies totalling approximately $7.8 million, including $1.0 million in acquisition costs.

         The purchase prices for the 1994 acquisitions totalled approximately $73.6 million in cash. In addition, the Company assumed liabilities of the acquired companies totalling approximately $43.6 million, including $1.9 million in acquisition costs.

         The Company believes that its principal manufacturing facilities have sufficient capacity to accommodate future internal growth expectations, but it continues to evaluate its facilities with a view to maintain cost-effective and modern facilities. Management anticipates that capital expenditures for 1997 will range from approximately $28 million to $32 million and will consist primarily of selected machinery and equipment purchases to improve production methods and processes and increase capacity at certain facilities. Funding for capital expenditures is expected to be provided by cash from operating activities and through the Company's credit facilities.

         The Company has a $130 million senior unsecured multi-currency revolving credit facility and a $50 million acquisition facility provided by a banking syndicate. The multi-currency facility provides for loans of up to DM 30 million and Sterling 15 million (collectively the foreign currency commitments). As of December 31, 1996, the Company had $76.4 million outstanding under the multi-currency facility, of which $15.9 million was in foreign currency commitments. The revolving credit line generally bears interest at floating rates based upon the


22  Greenfield Industries, Inc.

prime rate or LIBOR, at the option of the Company. As of December 31, 1996, the interest rate on borrowings under the revolving credit line ranged from approximately 6.3% to 8.3% per annum. At December 31, 1996, there was $53.6 million available under the multi-currency facility and $50.0 million available under the acquisition facility.

         The multi-currency credit facility is scheduled to terminate in December 2001. The agreement relating to the facility contains provisions which, among other things, limit certain additional borrowings and capital expenditures, require maintenance of certain debt to capital and debt to cash flow ratios and net worth levels. At December 31, 1996 and 1995, the Company was in compliance with such provisions.

         In April 1996, the Company completed a private placement to institutional investors of $115.0 million of 6% convertible preferred securities (liquidation preference of $50 per convertible preferred security). The placement was made through Greenfield Capital Trust, a newly-formed Delaware business trust. The securities represent undivided beneficial ownership interests in the Trust and are fully, irrevocably and unconditionally guaranteed by Greenfield. Greenfield owns all of the common securities of the Trust. The assets of the Trust consist of Greenfield's 6% Convertible Junior Subordinated Deferrable Interest Debentures Due 2016 which were acquired with the proceeds of the offering. The convertible preferred securities are convertible at the option of the holders thereof at any time into the common stock of Greenfield at an effective conversion price of $41.25 per share and are redeemable at Greenfield's option after April 15, 1999. The approximately $110.7 million net proceeds of the offering were used by Greenfield to retire indebtedness. A registration statement relating to resales of such convertible preferred securities was declared effective by the Securities and Exchange Commission on September 26, 1996.

         On July 1, September 30 and December 31, 1996, Greenfield Capital Trust paid quarterly cash dividends totalling approximately $4.7 million to holders of the mandatorily redeemable convertible preferred securities. The Company paid quarterly cash dividends on common stock of $0.04 per share on March 29, June 28, and September 30, 1996 and $0.05 per common share on December 30, 1996.

         As of December 31, 1996, the Company had a backlog of $45.8 million, as compared to $44.3 million as of December 31, 1995. The Company's backlog consists of firm customer purchase orders which are subject to cancellation by the customer upon notification. The Company anticipates that approximately 90% of its backlog at any given time will be shipped within the next three-month period.

         Based on its current operating plans, the Company believes that it will have sufficient cash from operations and its existing credit facilities to meet its currently anticipated needs for liquidity and capital expenditures.

EFFECTS OF INFLATION
The Company's manufacturing costs and expenses are affected by price changes. The Company has historically mitigated inflationary effects by passing price changes along to its customers and by continually developing and implementing more cost-effective manufacturing and other operational procedures. The Company's continued ability to mitigate the effect of price changes will depend on future market factors.

FOREIGN OPERATIONS
The Company's primary foreign operations are conducted through its subsidiaries in Canada, Mexico, Germany and the United Kingdom. The functional currencies of these subsidiaries are the currencies native to the specific country in which the subsidiary is located. Foreign operations accounted for approximately 14%, 13% and 12% of the Company's net sales in 1996, 1995 and 1994, respectively. Fluctuations in exchange rates can impact operating results, including net sales and operating expenses, when translations of the subsidiary financial statements are made. The Company hedges certain of its balance sheet exposure by borrowing in British Pounds and German Deutschemarks in the United Kingdom and Germany, respectively (see Liquidity and Capital Resources). The Company does not enter into foreign currency forward exchange contracts for speculative trading purposes.

RESTRUCTURING COSTS
During the third quarter of 1996, the Company recorded a restructuring charge of $4 million ($2.4 million, net of tax benefits, or $0.15 per common share). These costs were primarily related to employee severance and certain other nonrecurring charges resulting from the effects of the reorganization of the Company's business groups. In connection with this reorganization, certain functions were identified as redundant and are being eliminated or consolidated into other locations with the objective of making each business group more responsive to its respective customer base and to enhance manufacturing efficiencies. This restructuring has resulted in a reduction in personnel and the elimination of certain duplicate functions, thereby eliminating excessive costs and redundancies in future periods. The $4.0 million charge includes employee-related costs (primarily severance and relocation), write-downs of idled plant assets and other nonrecurring items. Of the total $4.0 million charge, approximately $0.8 million had been incurred as of December 31, 1996. The Company expects to incur substantially all of the remaining costs during 1997.

FORWARD-LOOKING STATEMENTS
Certain statements contained herein are forward-looking statements. Actual results could differ materially from those anticipated as a result of various factors, including cyclical or other downturns, the inability to achieve cost reductions through consolidation and restructuring of acquired companies, and possible future acquisitions that may not be complementary or additive.

                                                Greenfield Industries, Inc.  23

Statement of Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of Greenfield Industries, Inc. have been prepared by management, which is responsible for their integrity and objectivity. The statements have been prepared in conformity with generally accepted accounting principles and include amounts based on management's best estimates and judgments. Financial information elsewhere in this Annual Report is consistent with that in the consolidated financial statements.

         Management has established and maintains a system of internal control designed to provide reasonable assurance that assets are safeguarded and that the financial records reflect the authorized transactions of the Company. The system of internal control includes widely communicated statements of policies and business practices that are designed to require all employees to maintain high ethical standards in the conduct of Company affairs. The internal controls are augmented by organizational arrangements that provide for appropriate delegation of authority and division of responsibility.

         The consolidated financial statements have been audited by Price Waterhouse LLP, independent accountants. As part of their audit of the Company's 1996 consolidated financial statements, Price Waterhouse LLP considered the Company's system of internal control to the extent they deemed necessary to determine the nature, timing and extent of their audit tests.

         The Board of Directors pursues its responsibility for the Company's financial reporting through its Audit Committee. The Audit Committee meets periodically with the independent accountants and management. The independent accountants have direct access to the Audit Committee, with and without the presence of management representatives, to discuss the results of their audit work and their comments on the adequacy of internal accounting controls and the quality of financial reporting.



/s/ Gary L. Weller                         /s/ Jeffrey F. Reed
Gary L. Weller                             Jeffrey F. Reed
Senior Vice President,                     Vice President, Finance
Chief Financial Officer and Secretary


Report of Independent Public Accountants

To the Board of Directors and Stockholders              [LOGO]
of Greenfield Industries, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Greenfield Industries, Inc. and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/ Price Waterhouse LLP

Price Waterhouse LLP
St. Louis, Missouri
January 30, 1997

24  Greenfield Industries, Inc.

Consolidated Statement of Operations
(In thousands, except per share data)

Years ended December 31,                                                    1996                 1995                1994
=========================================================================================================================
Net sales                                                             $  510,094           $  420,188          $  271,787
Cost of sales                                                            357,203              288,158             180,974
-------------------------------------------------------------------------------------------------------------------------
Gross profit                                                             152,891              132,030              90,813
Selling, general and administrative expenses                              88,944               70,952              50,229
Restructuring costs                                                        4,000                   --               1,300
-------------------------------------------------------------------------------------------------------------------------
Operating income                                                          59,947               61,078              39,284
Interest expense                                                          11,049                8,223               3,169
Dividends on Company-obligated, mandatorily redeemable
   convertible preferred securities of Greenfield Capital
   Trust at 6% per annum                                                   4,734                   --                  --
-------------------------------------------------------------------------------------------------------------------------
Income before provision for income taxes                                  44,164               52,855              36,115
Provision for income taxes                                                17,975               21,390              14,106
-------------------------------------------------------------------------------------------------------------------------
Net income                                                            $   26,189           $   31,465          $   22,009
=========================================================================================================================
Earnings per common share:
   Primary                                                            $     1.60           $     1.94          $     1.35
   Fully diluted(1)                                                   $     1.59           $       --          $       --
=========================================================================================================================

Weighted average common and common equivalent
   shares outstanding:
   Primary                                                                16,328               16,252              16,250
   Fully diluted(1)                                                       18,247                   --                  --
=========================================================================================================================

Dividends per common share                                            $     0.17           $     0.13           $    0.09
=========================================================================================================================

(1) For the years ended December 31, 1995 and 1994, there was no dilutive effect.

See accompanying Notes to Consolidated Financial Statements.


                                                 Greenfield Industries, Inc.  25

Consolidated Balance Sheet
(In thousands, except share data)

December 31,                                                                                   1996                 1995
========================================================================================================================
ASSETS
Current assets:
   Cash                                                                                  $    1,721           $    5,258
   Accounts receivable, net                                                                  83,199               63,618
   Inventories, net                                                                         152,659              109,769
   Prepaid expenses and other                                                                 8,034                4,069
------------------------------------------------------------------------------------------------------------------------
      Total current assets                                                                  245,613              182,714
Property, plant and equipment, net                                                          144,300              109,022
Goodwill, net                                                                               169,958               98,795
Other assets, net                                                                             2,773                7,932
------------------------------------------------------------------------------------------------------------------------
                                                                                         $  562,644           $  398,463
========================================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Current portion of long-term debt                                                     $      513           $      633
   Accounts payable                                                                          22,392               24,586
   Accrued liabilities                                                                       35,411               33,688
------------------------------------------------------------------------------------------------------------------------
      Total current liabilities                                                              58,316               58,907
------------------------------------------------------------------------------------------------------------------------
Long-term debt                                                                              162,625              140,198
Deferred taxes                                                                                9,524                4,207
Other long-term liabilities                                                                  16,451               15,891
------------------------------------------------------------------------------------------------------------------------
      Total liabilities                                                                     246,916              219,203
------------------------------------------------------------------------------------------------------------------------
Commitments and contingencies (Note 14)
Company-obligated, mandatorily redeemable convertible preferred
   securities of subsidiary Greenfield Capital Trust                                        115,000                   --
------------------------------------------------------------------------------------------------------------------------
Stockholders' equity:
   Preferred stock, $.01 par value, 1,500,000 shares authorized, no shares issued and outstanding
   Common stock, $.01 par value, 100,000,000 shares authorized,
      16,374,925 and 16,260,377 shares issued and outstanding, respectively                     164                  163
   Additional paid-in capital and other                                                     109,759              111,615
   Retained earnings                                                                         92,425               69,014
   Cumulative translation adjustment                                                         (1,620)              (1,532)
-------------------------------------------------------------------------------------------------------------------------
      Total stockholders' equity                                                            200,728              179,260
------------------------------------------------------------------------------------------------------------------------
                                                                                         $  562,644           $  398,463
========================================================================================================================

See accompanying Notes to Consolidated Financial Statements.

26  Greenfield Industries, Inc.

Consolidated Statement of Changes in Stockholders' Equity
For the years ended December 31, 1994, 1995 and 1996
(In thousands)

                                                              Additional                        Cumulative
                                               Common           Paid-In       Retained         Translation
                                               Stock        Capital & Other   Earnings          Adjustment      Total
=====================================================================================================================
Balance, December 31, 1993                      $159           $107,338        $19,075         $   (862)      $125,710
Net income                                                                      22,009                          22,009
Exercise of stock options and tax
   benefits relating thereto                       1              1,288                                          1,289
Dividends declared and paid                                                     (1,435)                         (1,435)
Partial repayment of stock
   subscriptions receivable                                         128                                            128
Cumulative translation adjustment                                                                   202            202
----------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994                       160            108,754         39,649             (660)       147,903
----------------------------------------------------------------------------------------------------------------------
Net income                                                                      31,465                          31,465
Exercise of stock options and tax
   benefits relating thereto                       3              3,520                                          3,523
Dividends declared and paid                                                     (2,100)                         (2,100)
Additional minimum pension liability                               (783)                                          (783)
Partial repayment of stock
   subscriptions receivable                                         124                                            124
Cumulative translation adjustment                                                                  (872)          (872)
-----------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995                       163            111,615         69,014           (1,532)       179,260
----------------------------------------------------------------------------------------------------------------------
Net income                                                                      26,189                          26,189
Exercise of stock options and tax
   benefits relating thereto                       1              1,218                                          1,219
Dividends declared and paid                                                     (2,778)                         (2,778)
Partial repayment of stock
   subscriptions receivable and other                              (115)                                          (115)
Executive restricted stock awards                                   761                                            761
Issuance costs of mandatorily redeemable
   convertible preferred securities                              (4,254)                                        (4,254)
Additional minimum pension liability                                534                                            534
Cumulative translation adjustment                                                                   (88)           (88)
-----------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                      $164           $109,759        $92,425          $(1,620)      $200,728
======================================================================================================================

See accompanying Notes to Consolidated Financial Statements.


                                                Greenfield Industries, Inc.  27

Consolidated Statement of Cash Flows
(In thousands)

Years ended December 31,                                                            1996           1995            1994
=======================================================================================================================
Cash flows from operating activities:
   Net income                                                                 $   26,189     $   31,465       $  22,009
   Adjustments to reconcile net income to net cash provided by operating activities, excluding the effects of acquisitions:
         Depreciation                                                             14,259         11,319           9,305
         Amortization                                                              4,620          2,908           1,491
         Deferred income taxes                                                     8,390          5,759           3,606
         Tax benefits relating to stock options                                      315          3,210           1,210
         Other                                                                     1,356           (811)            664
         Changes in operating assets and liabilities:
           Accounts receivable, net                                               (7,126)        (6,080)         (3,859)
           Inventories                                                           (22,073)       (21,452)         (1,137)
           Prepaid expenses and other                                             (2,639)        (1,440)          3,251
           Accounts payable                                                       (9,513)         3,912           1,244
           Accrued liabilities                                                   (11,620)       (11,403)          2,641
-----------------------------------------------------------------------------------------------------------------------
              Net cash provided by operating activities                            2,158         17,387          40,425
-----------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Capital expenditures                                                          (29,185)       (26,847)        (13,141)
   Proceeds from the sale of fixed assets                                          2,018          1,219             325
   Purchase of businesses, net of cash acquired                                 (111,183)       (24,434)        (73,639)
   Investment in Rule                                                                 --         (5,611)             --
-----------------------------------------------------------------------------------------------------------------------
              Net cash used in investing activities                             (138,350)       (55,673)        (86,455)
------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Proceeds from borrowings                                                      140,743        123,950          71,800
   Payments on borrowings                                                       (117,559)       (82,148)        (25,915)
   Net proceeds from issuance of mandatorily
      redeemable convertible preferred securities                                110,746             --              --
   Dividends paid on common stock                                                 (2,778)        (2,100)         (1,435)
   Other                                                                           1,381           (299)            (26)
------------------------------------------------------------------------------------------------------------------------
              Net cash provided by financing activities                          132,533         39,403          44,424
-----------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                              122            145          (1,160)
------------------------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash                                                   (3,537)         1,262          (2,766)
Cash at beginning of year                                                          5,258          3,996           6,762
-----------------------------------------------------------------------------------------------------------------------
Cash at end of year                                                            $   1,721     $    5,258       $   3,996
=======================================================================================================================

Supplemental disclosures of cash flow information:
   Cash paid during the year for:
      Interest                                                                 $  10,937     $    7,317       $   2,643
      Dividends on mandatorily redeemable
         convertible preferred securities                                          4,734             --              --
      Income taxes                                                                18,601         16,797           7,699
Supplemental schedule of noncash investing and financing activities:
   Assets obtained under capital leases                                               --             --             241
   The Company purchased several companies as detailed in Note 3 in 1996, 1995 and 1994. In conjunction with the acquisitions, liabilities were assumed as follows:
         Fair value of assets acquired                                        $   59,370     $   26,199        $ 56,284
         Fair value assigned to goodwill                                          76,379          6,009          60,940
         Cash paid                                                              (111,183)       (24,434)        (73,639)
------------------------------------------------------------------------------------------------------------------------
         Liabilities assumed                                                  $   24,566     $    7,774        $ 43,585
=======================================================================================================================

See accompanying Notes to Consolidated Financial Statements.


28  Greenfield Industries, Inc.

Notes to Consolidated Financial Statements
(Dollars in thousands, except per share data)

1. BUSINESS
Greenfield Industries, Inc. (Greenfield or the Company) is a global manufacturer of expendable products for material cutting, material removal and wear applications used in various industries. The Company also manufactures a limited number of products (primarily bilge pumps) for the marine industry. The Company markets its products through six product groups which are as follows:
(1) industrial products, (2) engineered products, (3) energy and construction products, (4) electronics products, (5) consumer products, and (6) marine products. The majority of the Company's products are made from either high-speed steel or tungsten carbide. The Company's largest concentration of business is in North America but it sells its products throughout the world.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The policies utilized by the Company in the preparation of the consolidated financial statements conform to generally accepted accounting principles, and require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from these estimates.

         The significant accounting policies followed by the Company are described below.

REVENUE RECOGNITION
Revenue from the sale of the Company's products is recognized upon shipment to the customer.

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances are eliminated in consolidation.

FOREIGN CURRENCY TRANSLATION
The accounts of the Company's foreign subsidiaries are maintained in their respective local currencies. The accompanying consolidated financial statements have been translated and adjusted to reflect U.S. dollars on the bases presented below.

         Assets and liabilities are translated into U.S. dollars at year-end exchange rates. Income and expense items are translated at average rates of exchange prevailing during the year. Adjustments resulting from the process of translating the consolidated amounts into U.S. dollars are accumulated in a separate translation adjustment account included in stockholders' equity. Common stock and additional paid-in capital are translated at historical U.S. dollar equivalents in effect at the date of acquisition. Foreign currency transaction gains and losses are included in earnings currently. The Company recognized net foreign currency transaction gains of $599, $540 and $227 for the years ended December 31, 1996, 1995 and 1994, respectively.

CASH
For purposes of the consolidated statement of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash. Cash overdrafts, if any, on the Company's disbursement accounts are included in the balances outstanding under the Company's revolving credit facilities.

CONCENTRATION OF CREDIT RISK
The Company sells its products to distributors and end-users in the industrial, energy and construction, electronics, engineered products, consumer and marine markets. While most of the Company's business activity is with customers located within North America, the Company also serves customers in Europe and the Far East. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains reserves for potential credit losses and historically such losses have been within management's expectations. At December 31, 1996, the Company had no significant concentrations of credit risk.

RELATIONSHIPS WITH SUPPLIERS
The Company purchases tungsten carbide materials from multiple suppliers, for which alternative suppliers also exist and are adequate. Although the Company purchases the majority of its domestic high-speed steel requirements from a single supplier, the Company believes that the supply of steel and the number of alternative suppliers are adequate. The Company considers its relationships with its primary suppliers to be strong.

INVENTORIES
Inventories are stated at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method, for substantially all domestic inventories. For various tax and statutory reasons, inventories of the Company's foreign subsidiaries are stated at first-in, first-out (FIFO) cost. The effects on the consolidated financial position and results of operations from applying the FIFO method (versus the LIFO method) to certain inventories are immaterial. If the FIFO method (which approximates replacement cost) had been used in determining cost for all inventories, inventories would have been approximately $5,675 and $5,181 higher at December 31, 1996 and 1995, respectively. Inventories include the cost of materials,

                                                Greenfield Industries, Inc.  29
direct labor and manufacturing overhead. Obsolete or unsalable inventories are reflected at their estimated net realizable values.

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment is carried at cost and is depreciated using the straight-line method over the estimated useful lives of the assets which range from 3 to 40 years. Properties held under capital leases are recorded at the present value of the noncancelable lease payments over the term of the lease and are amortized over the shorter of the lease term or the estimated useful lives of the assets. Expenditures for repairs, maintenance and renewals are charged to income as incurred. Expenditures which improve an asset or extend its estimated useful life are capitalized. When properties are retired or other-wise disposed of, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

GOODWILL
The excess of the purchase price over the fair value of net assets acquired in business combinations is capitalized and amortized on a straight-line basis over the estimated period benefited. The amortization period for all acquisitions to date is 40 years. Amortization expense for the years ended December 31, 1996, 1995 and 1994 was approximately $4,279, $2,636 and $1,221, respectively. Accumulated amortization at December 31, 1996 and 1995 was approximately $11,849 and $7,592, respectively. The carrying value of goodwill is assessed for recoverability by management based on current and anticipated conditions, including expected cash flows and operating results generated by the underlying tangible assets. Management believes that there has been no impairment at December 31, 1996.

OTHER ASSETS
Other assets are primarily comprised of debt issuance and trademark costs. At December 31, 1995, other assets also included an investment in Rule Industries, Inc. stock as further described in Note 3. Debt issuance costs are being amortized on a straight-line basis over the life of the related obligation and trademarks are being amortized on a straight-line basis over 40 years. Amortization expense for the years ended December 31, 1996, 1995 and 1994 was approximately $341, $272 and $270, respectively. Accumulated amortization at December 31, 1996 and 1995 was $3,568 and $3,471, respectively.

INCOME TAXES
The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (FAS 109). Under FAS 109, the deferred tax provision is determined using the liability method, whereby deferred tax assets and liabilities are recognized based upon temporary differences between the financial statement and income tax bases of assets and liabilities using presently enacted tax rates.

EARNINGS PER SHARE
Fully diluted earnings per share primarily reflect the effects of conversion of the Company's mandatorily redeemable convertible preferred securities and elimination of the related dividends, net of applicable income taxes (see Note
5). Primary earnings per share is computed by dividing net income available to common stockholders by the weighted average number of common and common equivalent shares outstanding during the period. Options under the Company's employee and directors stock option plans are not included as common stock equivalents for earnings per share purposes since they did not have a material dilutive effect.

ENVIRONMENTAL LIABILITIES
Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and that do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated.

EMPLOYEE STOCK-BASED COMPENSATION
The Company accounts for employee stock options and variable stock awards in accordance with Accounting Principles Board No. 25, "Accounting for Stock Issued to Employees" (APB 25). Under APB 25, the Company applies the intrinsic value method of accounting. For employee stock options accounted for using the intrinsic value method, no compensation expense is recognized because the options are granted with an exercise price equal to the market value of the stock on the date of grant. For variable stock awards accounted for using the intrinsic value method, compensation cost is estimated and recorded each period from the date of grant to the measurement date based on the market value of the stock at the end of each period.

         During 1996, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS 123), became effective for the Company. FAS 123 prescribes the recognition of compensation expense based on the fair value of options or stock awards determined on the date of grant. However, FAS 123 allows companies to continue to apply the valuation methods set forth in APB 25. For companies that continue to apply the valuation methods set

30  Greenfield Industries, Inc.

forth in APB 25, FAS 123 mandates certain pro forma disclosures as if the fair value method had been utilized. See Note 12 for additional discussion.

3. ACQUISITIONS
The following table summarizes certain information regarding the Company's acquisitions during the past three years.:

                                                                      Net cash
Date                               Business                        purchase price
---------------------------------------------------------------------------------
October 1994                       Threads, Inc. and
                                   Hendersonville Industrial
                                   Tool Co., Inc.                    $  5,272
November 1994                      The Cleveland Twist
                                   Drill Company (CTD)               $ 45,867
November 1994                      Carbidie Corporation
                                   (Carbidie)                        $ 22,500
January 1995                       American Mine Tool
                                   Division of Valenite,
                                   Inc. (AMT)                        $ 14,676
June 1995                          Van Keuren, Inc.                  $  2,500
December 1995                      Cleveland Europe Limited          $  7,258
January 1996                       Rule Industries, Inc. (Rule)      $ 84,046
June 1996                          Boride Products, Inc.             $  8,768
July 1996                          Arkansas Cutting Tools, a
                                   division of Production
                                   Carbide & Steel Company           $  4,872
December 1996                      Bassett Rotary Tool
                                   Company                           $ 13,497

         During the past three years, the Company has made several acquisitions which have significantly expanded its product lines. These acquisitions were each accounted for using the purchase method of accounting and financed primarily through bank borrowings, resulting in an increase in the Company's outstanding debt. Results of operations of each acquired company have been included in the Company's consolidated financial statements from the date of acquisition. The purchase price of each acquisition was allocated to the assets acquired and liabilities assumed based on their estimated fair value at the date of acquisition. The excess of purchase price over the estimated fair value of net assets acquired was, in each instance, recorded as goodwill. Except for Rule, CTD and Carbidie, the pro forma effects, individually and collectively, of the acquisitions on the Company's consolidated results of operations and financial position are not material.

         The following table sets forth pro forma information for the Company as if the acquisition of Rule had taken place on January 1, 1995 and the acquisitions of Rule, CTD and Carbidie had taken place on January 1, 1994, respectively. This information is unaudited and does not purport to represent actual revenue, net income and earnings per share had the acquisitions actually occurred on January 1, 1995 and 1994, respectively. The pro forma effects of Rule, had the acquisition taken place on January 1, 1996, are not material.


                                             Pro forma information
                                        For the years ended December 31,
                                      1995                                1994
------------------------------------------------------------------------------
Net sales                        $484,600                            $419,662
Net income                       $ 31,479                            $ 24,917
Primary earnings per
   common share                  $   1.94                            $   1.53

         In connection with a definitive merger agreement between Rule and the Company, on September 11, 1995 Greenfield exercised its option to acquire 630,000 shares of Rule common stock for approximately $5,611, including acquisition costs. The cost of the Rule common stock is reflected as other assets on the December 31, 1995 consolidated balance sheet. On January 12, 1996, Greenfield acquired the remaining outstanding shares of Rule common stock as discussed further below.

         In connection with the Company's acquisition of Rule in January 1996, the Company recorded a restructuring reserve of $2,600 in purchase accounting primarily related to the closing of two Rule facilities (including the corporate office) and the involuntary termination of a substantial number of Rule employees. Of the $2,600 reserve, $1,240 related to employee severance costs, $346 related to the closure of the two facilities, and $1,014 related to other nonrecurring costs associated with terminating certain Rule operations. This restructuring has resulted in a reduction in personnel and the elimination of certain duplicate functions. The employee severance costs related to the reduction of approximately 62 employees from the acquisition date. Of the total $2,600 reserve, substantially all of the costs had been paid as of December 31, 1996.

         The Company, as part of the acquisition of CTD, recorded a restructuring and plant consolidation liability of $10,480 in purchase accounting relating to the consolidation of certain facilities of CTD into existing facilities of the Company. The $10,480 liability included $8,430 in costs associated with plant closures, $2,000 in severance pay and $50 in other costs. Substantially all of these costs had been paid as of December 31, 1996.



                                                Greenfield Industries, Inc.  31

4. LONG-TERM DEBT
Long-term debt consisted of the following at December 31:

                                                                                                          1996      1995
------------------------------------------------------------------------------------------------------------------------
SENIOR NOTES PAYABLE TO INSTITUTIONAL INVESTORS:
    Principal payable in annual installments of $10,715 commencing October 15, 1999 with a final
        payment of $10,710 on October 15, 2005; interest payable semi-annually at 7.31%; unsecured   $  75,000  $ 75,000

INDUSTRIAL REVENUE BONDS:
    Principal due March 1, 2015; interest payable monthly at 4.3% at December 31, 1996;
        secured by related property and equipment                                                        5,602     4,178
    Principal due August 1, 2015; interest payable monthly at 4.5% at December 31, 1996;
        secured by related property and equipment                                                        3,751     3,287

NOTES PAYABLE TO BANKS:
    Principal due in annual installments of approximately $37; interest payable semi-annually at 6.0%; secured by the mortgage on the property of Kemmer AG, an indirect,
        wholly-owned subsidiary                                                                          1,334     1,802
    Other                                                                                                   14        --

REVOLVING CREDIT FACILITIES:
    Multi-currency facility; payable in full on December 9, 2001; interest payable quarterly at
        LIBOR plus a specified percentage, or at a base rate as set forth within the loan agreement. The interest rate under each option is determined by the Company's ratio of total indebtedness to cash flow (6.3% to 8.3% at December 31, 1996); unsecured
           Domestic                                                                                     60,500        --
           Foreign currency                                                                             15,930        --
    Domestic facility (replaced in December 1996)                                                           --    34,400
    Foreign currency denominated facility (replaced in December 1996)                                       --    20,709

CAPITAL LEASE OBLIGATIONS                                                                                1,007     1,455
------------------------------------------------------------------------------------------------------------------------
                                                                                                       163,138   140,831
    Less current portion of long-term debt and amounts due on demand, including
        $462 and $590 of capital lease obligations at December 31, 1996 and 1995, respectively.           (513)     (633)
-------------------------------------------------------------------------------------------------------------------------
                                                                                                      $162,625  $140,198
========================================================================================================================


32  Greenfield Industries, Inc.

         During December 1996, the Company replaced its existing foreign and domestic unsecured revolving credit facilities. The new agreement provides for a $130,000 multi-currency unsecured revolving facility and a $50,000 U.S. dollar acquisition facility. The multi-currency revolving facility provides for loans of up to DM 30,000 and Sterling 15,000. The facility requires commitment fees of 0.20% or 0.25% per annum (as determined by the Company's ratio of total indebtedness to cash flow) payable quarterly on any unused portion of the multi-currency facility. As of December 31, 1996, interest on borrowings under the multi-currency facility ranged from 6.3% to 8.3% per annum. At December 31, 1996 there was $53,570 available under the multi-currency facility and $50,000 available under the acquisition facility.

         On October 23, 1995 the Company completed the private placement of $75,000 of senior unsecured notes (Notes) with various institutional investors. The Notes, bearing interest payable quarterly at 7.31%, are due in 2005 with equal payments beginning in 1999. The proceeds from the Notes were used to refinance existing indebtedness and for general corporate purposes.

         On August 16, 1995 the Company, through CTD, issued $7,200 in City of Solon, Ohio Industrial Development Revenue Bonds (The Cleveland Twist Drill Company Project) Series 1995 (Ohio Bonds) to pay for the construction of a new manufacturing facility in Solon, Ohio. The Ohio Bonds mature on August 1, 2015 and bear interest at 4.5% at December 31, 1996. The proceeds from the Ohio Bonds are held in trust until needed for the construction. Approximately $3,751 has been received from the Ohio Bonds as of December 31, 1996.

         On March 31, 1995 the Company, in conjunction with the South Carolina Jobs-Economic Development Authority, issued $7,200 in Tax-Exempt Adjustable Mode Economic Development Revenue Bonds (South Carolina Bonds) to pay for the expansion of its facility in Clemson, South Carolina. The South Carolina Bonds mature on March 1, 2015 and bear interest at 4.3% at December 31, 1996. The proceeds from the South Carolina Bonds are held in trust until needed for the expansion. Approximately $5,602 has been received from the South Carolina Bonds as of December 31, 1996.

         On March 15, 1995 the Company amended its existing $20,000 unsecured foreign credit facility. The amended agreement provided for a DM 21 million unsecured credit facility and a Sterling 4.5 million unsecured credit facility. In connection with the acquisition of Cleveland Europe Limited, during December 1995, the Company amended the unsecured foreign credit facility, increasing the Sterling Facility to Sterling 9.5 million. As discussed above, this foreign revolving credit facility was replaced in December 1996.

         During November 1994, the Company amended its existing unsecured credit facility. The amended agreement provided for a $110,000 domestic revolving facility and a $20,000 acquisition facility. The facility required commitment fees of 0.25% or 0.375% per annum (as determined by the Company's ratio of total indebtedness to cash flow) payable quarterly on any unused portion of the domestic and foreign revolving credit facilities. As discussed above, the domestic revolving facility and the acquisition facility were replaced in December 1996.

         The financing agreements contain provisions which limit additional borrowings and capital expenditures, require maintenance of certain debt to capital and debt to cash flow ratios and net worth levels. At December 31, 1996 and 1995, the Company was in compliance with such provisions.

         At December 31, 1996, the minimum principal payments of long-term debt, excluding capital lease obligations, for the five subsequent fiscal years are as follows:

                                        Industrial           Revolving
                          Notes           revenue             credit
                         payable           bonds             facility          Total
------------------------------------------------------------------------------------
1997                  $      51        $     --          $      --        $        51
1998                         37              --                 --                 37
1999                     10,752              --                 --             10,752
2000                     10,752              --                 --             10,752
2001                     10,752              --             76,430             87,182
2002 and thereafter      44,004           9,353                 --             53,357
-------------------------------------------------------------------------------------
                        $76,348          $9,353            $76,430           $162,131
=====================================================================================

         The book value of long-term debt at December 31, 1996 approximates fair value.



                                                Greenfield Industries, Inc.  33

5. MANDATORILY REDEEMABLE CONVERTIBLE
   PREFERRED SECURITIES
On April 24, 1996, the Company completed a private placement to institutional investors of $115,000 of 6% Convertible Preferred Securities (liquidation preference of $50 per Convertible Preferred Security). The placement was made through Greenfield Capital Trust (Trust), a newly-formed Delaware business trust. The securities represent undivided beneficial ownership interests in the Trust and are fully, irrevocably and unconditionally guaranteed by Greenfield. Greenfield owns all of the common securities of the Trust. The assets of the Trust consist of Greenfield's 6% Convertible Junior Subordinated Deferrable Interest Debentures Due 2016 which were acquired with the proceeds from the offering. The Convertible Preferred Securities are convertible at the option of the holders at any time into the common stock of Greenfield at an effective conversion price of $41.25 per share and are redeemable at Greenfield's option after April 15, 1999. The net proceeds of the offering of approximately $110,746 were used by Greenfield to retire indebtedness. A registration statement relating to resales of such Convertible Preferred Securities was declared effective by the Securities and Exchange Commission on September 26, 1996.

6. LEASE COMMITMENTS
The Company leases certain of its equipment under noncancelable lease agreements. These agreements extend for a period of up to 42 months and contain purchase or renewal options on a month-to-month basis. The leases are reflected in the consolidated financial statements as capitalized leases in accordance with the requirements of Statement of Financial Accounting Standards No. 13, "Accounting for Leases."

         In addition, the Company has manufacturing facilities, office space and certain equipment leased under noncancelable operating leases having remaining terms of up to 14 years. Minimum lease payments under long-term capital and operating leases at December 31, 1996 are as follows:

                                              Capital        Operating
                                              leases          leases
1997                                          $   494        $  4,989
1998                                              274           5,359
1999                                              141           2,638
2000                                              246           2,285
2001                                               --           1,881
2002 and thereafter                                --          10,283
---------------------------------------------------------------------
Total minimum lease payments                    1,155         $27,435
                                                              =======
Less amount representing interest                (148)
-----------------------------------------------------
Present value of net minimum lease
   payments, including current
   portion of $462                             $1,007
=====================================================

         Rental expense incurred on the operating leases in 1996, 1995 and 1994 approximated $6,070, $2,840 and $2,291, respectively.

7. INCOME TAXES
Income (loss) before provision (benefit) for income taxes for the years ended December 31 was taxed under the following jurisdictions:

                             1996           1995          1994
---------------------------------------------------------------
Domestic                   $34,694        $45,213       $36,594
Foreign                      9,470          7,642          (479)
---------------------------------------------------------------
Total                      $44,164        $52,855       $36,115
===============================================================


34  Greenfield Industries, Inc.

         The provision (benefit) for income taxes charged to operations was as follows:

                                        1996         1995       1994
--------------------------------------------------------------------
Current tax provision (benefit):
   U.S. federal                     $  8,587      $10,383   $  7,940
   State and local                     1,471        2,101      1,660
   Foreign                              (473)       3,147        900
--------------------------------------------------------------------
Total current provision                9,585       15,631     10,500
--------------------------------------------------------------------
Deferred tax provision (benefit):
   U.S. federal                        3,820        4,637      4,504
   State and local                       695          785        602
   Foreign                             3,875          337     (1,500)
--------------------------------------------------------------------
Total deferred provision               8,390        5,759      3,606
--------------------------------------------------------------------
Total provision for
   income taxes                      $17,975      $21,390    $14,106
====================================================================

         Deferred tax liabilities (assets) are comprised of the following at December 31:

                                             1996               1995
---------------------------------------------------------------------
Depreciation                              $ 18,705           $ 14,226
LIFO inventory                               7,300              7,424
Foreign deferred tax liabilities,
   primarily related to depreciation         3,437              2,334
Other                                          135                105
---------------------------------------------------------------------
Gross deferred tax liabilities              29,577             24,089
---------------------------------------------------------------------
Property, plant and equipment
   basis differences                        (2,253)            (1,547)
Restructuring costs                         (2,093)            (2,517)
Inventory reserves and costing
   capitalization                           (4,174)            (1,772)
Retiree health                              (3,578)            (3,490)
Pension                                     (2,301)            (2,309)
Workers' compensation reserves                (726)              (651)
Environmental reserves                      (1,053)              (998)
Other accruals                              (3,266)            (2,331)
Foreign deferred tax assets, primarily
   loss carryforwards and other reserves      (936)            (3,708)
Other                                       (1,327)              (866)
---------------------------------------------------------------------
Gross deferred tax assets                  (21,707)           (20,189)
---------------------------------------------------------------------
Deferred tax assets valuation allowance        975                975
---------------------------------------------------------------------
Net deferred tax liability               $   8,845          $   4,875
=====================================================================

         The deferred tax asset valuation allowance at December 31, 1996 primarily represents excess deductible temporary differences over taxable temporary differences for foreign operations and potential nonrealization of certain other deferred tax assets. The tax benefits, if any, from the future recognition of certain deductible temporary differences present at the date of the acquisition of CTD and Rule, but not recognized at that time, will be applied to reduce goodwill.

         The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to pretax income as a result of the following differences:

                                     1996         1995         1994
-------------------------------------------------------------------
Statutory U.S. rate               $15,457      $18,499      $12,640
Increase (decrease) in rate
   resulting from:
   Foreign taxes, net                 172          809         (432)
   State/local taxes, net           1,532        1,876        1,471
   Nondeductible goodwill
      amortization                  1,258          957          282
   Other                             (444)        (751)         145
-------------------------------------------------------------------
   Effective tax rate            $ 17,975     $ 21,390     $ 14,106
===================================================================

8. RESTRUCTURING COSTS
The results of operations for the year ended December 31, 1996 included restructuring costs of $4,000 (approximately $2,400 net of related tax benefits, or $0.15 per common share), on a primary basis. These costs were primarily related to employee severance and certain other nonrecurring charges resulting from the effects of the reorganization of the Company's business groups. The restructuring costs included the costs associated with the combination or elimination of certain functions or operations which were identified as redundant. The $4,000 restructuring charge recorded in the third quarter included $2,727 for employee-related costs consisting primarily of severance costs, $585 for the noncash write-down of plant assets where operations have been or will be terminated, and $688 for other nonrecurring severance costs for personnel that have been terminated or will be terminated in future periods. The employee severance costs relate to the reduction of approximately 42 employees as of December 31, 1996 and future reductions of approximately


                                                Greenfield Industries, Inc.  35

28 employees. Of the total $4,000 charge, approximately $777 had been incurred through December 31, 1996. The remaining accrual primarily relates to employee severance costs and costs associated with the closure of two facilities.

         During 1994, the Company recorded restructuring costs of $1,300 relating to the consolidation of the plant in Switzerland into a plant in Germany. The $1,300 charge is comprised of $700 in costs associated with plant closures and relocation of machinery and equipment, $500 in severance costs related to approximately 35 administrative staff and plant personnel at the closed Swiss facility and $100 in other costs. The Company substantially completed the restructuring by the end of 1994.

         The Company continues to evaluate its operations with an intent to streamline operations, improve productivity and reduce costs and may implement additional rationalization programs in the future.

9. RETIREMENT PLANS
The Company offers substantially all of its domestic employees a retirement savings plan under Section 401(k) of the Internal Revenue Code. Employees may elect to enter a written salary deferral agreement under which a maximum of 15% of their salaries may be contributed to the plan, subject to aggregate limits required under the Internal Revenue Code. The Company is required to make a mandatory contribution of 2% of qualified employee earnings. In addition, the Company will match a percentage of the employees' contribution up to a specified maximum percentage of their salaries and may make a discretionary contribution from profits upon resolution of its Board of Directors. For the years ended December 31, 1996, 1995 and 1994, the Company made contributions to the defined contribution plans of approximately $3,923, $3,406 and $2,448, respectively.

         CTD, Carbidie and AMT had defined benefit pension plans covering substantially all domestic employees with the exception of AMT non-union employees when they were acquired by the Company. All of these plans were frozen in 1995, and benefits were frozen at 1995 levels. In addition, Rule had a defined benefit pension plan for certain employees for which the benefits had been frozen prior to the Company's acquisition of Rule in January 1996. The Company's funding policy with respect to such plans is to contribute annually the minimum amount required under ERISA. Plan assets include marketable equity securities, U.S. government securities, federal agency obligations, corporate debt instruments, money market funds and other fixed income securities.

         In connection with the CTD and Carbidie acquisitions in 1994, the Company recorded an aggregate net liability of $6,051 in purchase accounting representing the excess of the estimated projected benefit obligation (PBO) over the fair value of plan assets. During 1996, the Company recorded a net liability of $700 in purchase accounting for the excess of the PBO over the fair value of the plan assets in connection with the Rule acquisition.

         The following tables set forth the defined benefit pension plans' net periodic pension costs for the years ended December 31, 1996 and 1995 and the plans' net funded status, amounts recorded in the consolidated balance sheet, and other summary information at December 31, 1996 and 1995:

For the years ended December 31,                 1996          1995
-------------------------------------------------------------------
NET PERIODIC PENSION COST:
Service cost                               $       30      $    502
Interest cost                                   2,297         2,334
Other                                            (732)          583
Less: Actual return on plan assets             (1,560)       (2,842)
-------------------------------------------------------------------
Net periodic pension cost                  $       35      $    577
===================================================================

December 31,                                     1996          1995
-------------------------------------------------------------------
NET PENSION LIABILITY:
Vested accumulated benefit obligation         $32,226       $30,288
===================================================================
Nonvested accumulated
   benefit obligation                        $    751      $  1,622
===================================================================
PBO                                           $33,228       $31,910
Fair value of plan assets                     (29,570)      (27,361)
Unrecognized prior service cost                   (30)           --
Unrecognized net loss                             (29)         (519)
Additional minimum pension liability              279           783
-------------------------------------------------------------------
Net pension liability                        $  3,878       $ 4,813
===================================================================
Discount rate used to determine
   the PBO                                        8.0%          7.5%
Assumed long-term rate of
   return on plan assets                          9.0%          9.0%

10. POSTRETIREMENT BENEFITS
Under Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," the Company is required to recognize the cost of providing health care and other benefits to retirees

36  Greenfield Industries, Inc.

over the term of the employees' service. Prior to the acquisitions of CTD and Carbidie, the Company provided no postretirement benefits other than those related to the 401(k) plans described in Note 9. CTD and a certain other subsidiary provides health care insurance benefits to certain of its retired employees. All of these plans were frozen in 1995, and benefits were frozen at 1995 levels. In connection with the CTD acquisition in 1994, the Company recorded a liability of $11,939 in purchase accounting representing the estimated discounted present value of the expected future retiree benefits attributed to employees' service rendered in periods prior to Greenfield's acquisition.

         The following tables set forth the plans' net periodic postretirement benefit cost for the years ended December 31, 1996 and 1995, the accumulated postretirement benefit obligation (APBO) at December 31, 1996 and 1995 and other summary information:

For the years ended December 31,            1996           1995
---------------------------------------------------------------
NET PERIODIC POSTRETIREMENT
   BENEFIT COST:
Service cost                          $       --      $      55
Interest cost                                765            873
---------------------------------------------------------------
Net periodic postretirement
   benefit cost                         $    765       $    928
===============================================================

December 31,                                1996           1995
---------------------------------------------------------------
ACCUMULATED POSTRETIREMENT
   BENEFIT OBLIGATION:
APBO (consisting solely of retirees
   and dependents)                      $  9,653        $11,692
Unrecognized net gain (loss)                 754             (3)
---------------------------------------------------------------
Net APBO                                 $10,407        $11,689
===============================================================
Discount rate used in measuring
   the APBO                                  8.0%           7.5%
Assumed health care cost trend rate
   used in measuring the APBO                8.5%           8.5%

         The assumed health care cost trend rate used in measuring the APBO for 1996 and 1995 decreased gradually to 6% (until 2002 and thereafter). If the assumed health care cost trend rates were increased by 1%, the APBO for 1996 and 1995 would have increased approximately $434 and $558, respectively.

         There are no plan assets and the Company expects to continue to fund these benefit costs on a pay-as-you-go basis. During 1996 and 1995, the Company made payments of approximately $1,400 and $1,018, respectively, related to these benefits.

11. 1993 EXECUTIVE STOCK OPTIONS
In 1993, the Company established the 1993-1 Executive Stock Option Plan (1993-1
Plan) and granted to certain officers of Rogers Tool Works, Inc., a wholly-owned subsidiary of the Company (RTW) non-qualified stock options to purchase an aggregate 438,258 shares of common stock at a price of $0.51 per share, subject to adjustment, in exchange for the cancellation of RTW shares held by these officers. In addition, the Company cancelled the promissory notes of each of these officers issued to finance the purchase of their RTW shares. The exercise price with respect to the options granted was determined to preserve the original purchase price per share of the RTW shares cancelled. The options became exercisable as to 25% of the shares issuable thereunder on January 26, 1994, and as to a cumulative 35%, 50% and 100% of the shares issuable thereunder on each succeeding six-month anniversary thereof. As of December 31, 1995 all of the options had been exercised. During the years ended December 31, 1995 and 1994, 284,891 and 153,367 shares, respectively, were issued in connection with the 1993-1 Plan.

         In 1993, the Company also adopted the 1993-2 Executive Stock Option Plan (1993-2 Plan) pursuant to which non- qualified stock options were granted to certain existing shareholders prior to the initial public offering to acquire an aggregate 453,350 shares of the Company's common stock, subject to adjustment, by tendering existing common stock in payment thereof. The exercise price of all options was the current market price on the date of exercise and all options were exercised only by exchanging shares of previously owned common stock. The grant and exercise of options under the 1993-2 Plan did not result in any increase in the beneficial ownership of common stock by the plan participants from the number of shares owned immediately after the initial public offering. Under the terms of the 1993-2 Plan, the options were exercised immediately after the initial public offering and the shares of common stock issued thereunder became freely transferable by each participant as to 25% of the shares issuable to such participants on January 31, 1994 and as to a

                                                Greenfield Industries, Inc.  37
cumulative 35%, 50% and 100% of the shares issuable to such participant on each succeeding six-month anniversary thereof. The shares tendered in exercise of options granted under the 1993-2 Plan were issued under promissory notes due in 1998 through 2002. The notes are reflected in stock subscriptions receivable, included in additional paid-in capital and other, in the accompanying consolidated financial statements.

12. STOCK OPTION AND STOCK INCENTIVE PLANS

STOCK OPTION PLANS
The Company has three stock options plans: the Employee Stock Option Plan (Employee Plan), the 1995 Directors Non-Qualified Stock Option Plan (Directors
Plan) and the 1993 Directors Non-Qualified Stock Option Plan (1993 Directors
Plan).

         The Employee Plan provides for the granting of options to purchase up to 1,000,000 shares of common stock to the Company's executive officers and key employees at prices equal to the fair market value of the stock on the date of grant. Options outstanding at December 31, 1996 entitle the holders to purchase common stock at prices ranging between $16.00 and $37.00 per share, subject to adjustment. Options shall become exercisable with respect to one-fourth of the shares covered thereby on each anniversary of the date of grant, commencing on the second anniversary of such date. The right to exercise the options expires ten years from the date of grant, or earlier if an option holder ceases to be employed by the Company.

         The Directors Plan provides for the granting of options to purchase up to 125,000 shares of common stock to the Company's Directors who are not employees of the Company at prices equal to the fair market value of the stock on the date of grant. Options are granted to each eligible Director on the date such person is first elected to the board of directors of the Company and on each subsequent re-election date. The Directors Plan was approved in May 1996 by the stockholders. Options outstanding at December 31, 1996 entitle the holders to purchase common stock at a price of $37.00 per share, subject to adjustment. Options granted upon re-election shall become exercisable in full on the first anniversary of such date. All other options shall become exercisable with respect to one-fourth of the shares covered thereby on each anniversary date of the date of grant, commencing on the second anniversary of such date. The right to exercise the options expires ten years from the date of grant, or earlier, if an option holder ceases to be a Director of the Company.

         The 1993 Directors Plan provides for the granting of options to purchase up to 100,000 shares of common stock to the Company's Directors who are not employees of the Company at prices equal to the fair market value of the stock on the date of grant. Options are granted to each eligible Director on the date such person is first elected to the board of directors of the Company. Options outstanding at December 31, 1996 entitle the holders to purchase common stock at prices ranging between $15.50 and $25.75 per share, subject to adjustment. Options shall become exercisable with respect to one-fourth of the shares covered thereby on each anniversary of the date of grant, commencing on the second anniversary of such date. The right to exercise the options expires ten years from the date of grant, or earlier if an option holder ceases to be a Director of the Company. Subsequent to the May 1996 approval of the Directors Plan, no further grants will be issued under the 1993 Directors Plan.

         A summary of the status of the Company's stock option plans as of December 31, 1996, 1995 and 1994, and changes during the years then ended are presented below:

                                              1996                   1995                  1994
                                      --------------------    -------------------   -------------------
                                                  Weighted-              Weighted-            Weighted-
                                                   Average                Average              Average
                                                  Exercise               Exercise              Exercise
                                      Shares        Price      Shares      Price      Shares    Price
--------------------------------------------------------------------------------------------------------
Outstanding at beginning of year      788,175      $21.95     578,500     $18.76     368,500    $15.98
Granted                               255,400      $28.58     244,300     $29.07     217,500    $23.36
Exercised                             (55,000)     $16.53     (10,375)    $16.07          --        --
Forfeited                             (34,175)     $27.21     (24,250)    $19.93      (7,500)   $16.18
                                      -------                 -------                -------
Outstanding at end of year            954,400      $23.85     788,175     $21.95     578,500    $18.76
                                      =======                 =======                =======
Exercisable at end of year            158,875      $18.12      77,125     $15.98          --       --
                                      =======                 =======                =======



38  Greenfield Industries, Inc.

         The following table summarizes information for options currently outstanding and exercisable at December 31, 1996:

                                          Options Outstanding                                 Options Exercisable
                         -----------------------------------------------            --------------------------------
                                         Weighted Average       Weighted                                    Weighted
         Range of                            Remaining           Average                                    Average
         Exercise           Number          Contractual         Exercise                Number              Exercise
          Prices          Outstanding          Life               Price              Exercisable             Price
--------------------------------------------------------------------------------------------------------------------
          $14-21            308,000             7                $16.24                 118,015               $16.13
          $22-29            360,150             9                $25.23                  40,860               $23.85
          $30-37            286,250             9                $30.31                      --
                            -------                                                     -------
          $14-37            954,400             8                $23.85                 158,875               $18.12
                            =======                                                     =======



         In connection with the resignation of a member of the Company's Board of Directors, in 1994 the Company exchanged options for 10,000 shares of common stock previously granted to the Director with a warrant to purchase 10,000 shares of common stock at an exercise price equal to the exercise price of the options.

STOCK INCENTIVE PLANS
The Company has two stock incentive plans: the 1995 Equity Incentive Plan (Incentive Plan) and the 1995 Restricted Stock Bonus Plan (Ownership Plan). Both plans were approved in May 1996 by the stockholders of the Company.

         The Incentive Plan provides for the granting of up to 273,000 shares of common stock to certain senior executives of the Company in time-lapse restricted stock, performance contingent restricted stock and performance shares. Time-lapse restricted stock vests in one-third increments over a three-year period commencing four years after the date of the award. Performance contingent restricted stock is earned when the price for the Company's stock reaches certain predetermined levels, and then vests over a three- or five-year period. Performance shares are earned based on attainment of a predetermined four-year cumulative earnings per share level. Attainment of between 50% and 200% of the predetermined objective will entitle the participants to receive restricted performance shares of between 50% and 200% of the target award, which then vest over a three-year period. No performance shares are earned if less than 50% of the performance objective is obtained.

         The Ownership Plan provides for the issuance of up to 250,000 shares of common stock to certain employees, by allowing such employees to elect to defer up to 50% of their annual cash bonus and receive, in lieu thereof, shares of the Company's common stock. The Company will increase the employees' deferred bonus by either 20% or 35% (depending on the employees' selection of 3 or 5 years, respectively, for the restriction period).

         Shares issued under these plans are restricted and are subject to forfeiture upon termination of employment. During the period that the shares are restricted, award holders have the right to vote and to receive dividends on such shares.


         A summary of stock earned and issued pursuant to the Incentive Plan and Ownership Plan for the year ended December 31, 1996 follows:

                                                                    Market Value
                                                        Shares     on Date Earned       Vesting Period
-----------------------------------------------------------------------------------------------------------
Incentive Plan
   Time-lapse Restricted Stock                          26,000        $30.50          Nov 1999 - Nov 2001
   Time-lapse Restricted Stock                           8,000        $31.625        July 2000 - July 2002
   Performance Contingent Restricted Stock               7,700        $37.75                Nov 2000
                                                        ------
                                                        41,700
Ownership Plan                                          17,848        $30.50          Feb 1997 - Feb 2001
                                                        ------
Total restricted shares earned and issued in 1996       59,548
                                                        ======



                                                Greenfield Industries, Inc.  39

The Company awarded up to 273,000 shares of restricted stock to certain senior executives under the Incentive Plan, subject to the attainment of certain performance levels, as discussed above. The weighted average fair value of the shares on the grant date was $30.73. The Company applies APB 25 and related interpretations in accounting for stock awards under the Incentive and Ownership Plans. Under APB 25, the Company recorded $1,500 of compensation expense during 1996 attributable to these awards, which is included in selling, general and administrative expenses in the 1996 consolidated statement of operations.

         Shares which have been issued but which remain restricted are recorded as deferred compensation, a reduction to additional paid-in capital. The increase in additional paid-in capital of $761 during 1996 represents the issuance of executive stock awards and is net of this deferred compensation. As the shares vest and become unrestricted, the deferred compensation will be recorded as compensation expense and additional paid-in capital will increase.

PRO FORMA DISCLOSURES
The Company applies APB 25 and related interpretations in accounting for its stock option plans. Accordingly, except for the Incentive and Ownership Plans as described above, no compensation cost has been recognized for the stock options because the options were granted with an exercise price equal to the stock price on the date of grant. Had compensation costs for the Company's stock option plans been determined based on the fair value of the options on the grant dates consistent with the methodology prescribed by FAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below. Due to the adoption of the methodology prescribed by FAS 123, the pro forma results shown below only reflect the impact of options and stock awards granted in 1996 and 1995. Because future options and stock awards may be granted, the pro forma impact for 1996 and 1995 is not necessarily indicative of the impact in future years.

                                             1996           1995
----------------------------------------------------------------
Net income               As reported      $26,189        $31,465
                         Pro forma         25,614         31,336

Primary earnings         As reported      $  1.60        $  1.94
   per share             Pro forma        $  1.55        $  1.90

         The fair value of the options granted (which is amortized over the option vesting period in determining the pro forma impact), is estimated on the date of grant using the Black-Scholes multiple option-pricing model with the following weighted average assumptions:

                                            1996                    1995
------------------------------------------------------------------------------
Expected life of options                   5 years                5 years
Risk-free interest rates                5.36 - 6.69%           5.69 - 7.76%
Expected volatility of stock                 32%                    29%
Expected dividend yield                     0.5%                   0.5%

         The weighted average fair value of options granted during the years ended December 31, 1996 and 1995 was $10.84 and $10.34 per share, respectively.

13. RELATED PARTIES
Harbour Group Investments, L.P. (HGI, L.P.) was the Company's principal stockholder prior to HGI, L.P.'s sale of substantially all of its shares in a secondary stock offering in March 1994. Under terms of a corporate development consulting and advisory services agreement, the Company incurred fees totalling $580, $445 and $1,109 in 1996, 1995 and 1994, respectively, payable to an affiliate of HGI, L.P. related to corporate development services provided in identifying, negotiating and consummating certain acquisitions.

         Under terms of a management consulting and advisory services agreement, Harbour Group, Ltd. (HGL), an affiliate of HGI, L.P., charges the Company for direct management and administrative services provided to the Company based on HGL's approximate costs for such services. These charges totalled approximately $53, $182 and $250 for the years ended December 31, 1996, 1995 and 1994, respectively, and are reflected in selling, general and administrative expenses in the accompanying consolidated financial statements.

         At December 31, 1996 and 1995, a member of HGL management owned 80,000 shares of the Company's common stock partially financed with promissory notes totalling $101 due in 1998 through 2003. The notes are reflected in stock subscriptions receivable, included in additional paid-in capital and other, in the accompanying consolidated financial statements.



40  Greenfield Industries, Inc.

14. COMMITMENTS AND CONTINGENCIES
The Company is involved in certain claims and legal proceedings in which monetary damages are sought. The Company is vigorously contesting these claims. However, resolution of these claims is not expected to occur quickly and their ultimate outcome presently cannot be predicted. It is the opinion of management that any liability of the Company for claims or proceedings will not materially affect its financial position.

         In connection with the acquisition of CTD, the Company recorded a liability of $2,600 in purchase accounting for certain estimated environmental clean-up costs to be incurred relative to acquired CTD facilities. This estimated potential liability, which is included in other accrued liabilities, has not been reduced for any expected proceeds from other potentially responsible third parties. At December 31, 1996, the liability balance was approximately $2,200.


15. SEGMENT INFORMATION
Worldwide operations data, as required by Statement of Financial Accounting Standards No. 14, "Financial Reporting for Segments of a Business Enterprise," are listed below. Profitability of the Company's foreign operations by geographic area was determined based on ultimate sales to unaffiliated customers. Income from operations was included in the geographic area of the entity transacting the final sale. Intercompany sales have been eliminated in consolidation.


                                                     For the years ended December 31,
                                -----------------------------------------------------------------------
                                 Net sales to           Income
                                 unaffiliated            from          Identifiable         Capital
                                   customers          operations          assets          expenditures
------------------------------------------------------------------------------------------------------
1996
North America                      $451,383             $50,463          $514,163            $27,175
Europe                               58,711               9,484            48,481              2,010
----------------------------------------------------------------------------------------------------
                                   $510,094             $59,947          $562,644            $29,185
====================================================================================================

1995
North America                      $377,314             $52,112          $352,532            $26,177
Europe                               42,874               8,966            45,931                670
----------------------------------------------------------------------------------------------------
                                   $420,188             $61,078          $398,463            $26,847
====================================================================================================

1994
North America                      $240,809             $38,223          $289,610            $12,345
Europe                               30,978               1,061            30,325              1,037
----------------------------------------------------------------------------------------------------
                                   $271,787             $39,284          $319,935            $13,382
====================================================================================================

        Export revenues included in the North American net sales to unaffiliated customers were as follows:

For the years ended December 31,                           1996              1995               1994
----------------------------------------------------------------------------------------------------
Geographic Areas:
   Far East                                             $20,091           $19,837            $ 9,113
   Canada/Latin America                                  10,534             5,749              6,521
   Europe                                                15,340             7,601              3,572
   Other                                                  1,343               665                 36
----------------------------------------------------------------------------------------------------
                                                        $47,308           $33,852            $19,242
====================================================================================================




                                                Greenfield Industries, Inc.  41

16. SUPPLEMENTAL BALANCE SHEET INFORMATION

December 31,                                                                 1996               1995
----------------------------------------------------------------------------------------------------
ACCOUNTS RECEIVABLE:
    Trade receivables                                                   $  86,962          $  66,242
    Allowance for doubtful accounts and customer rebates                   (3,763)            (2,624)
----------------------------------------------------------------------------------------------------
                                                                        $  83,199          $  63,618
====================================================================================================
INVENTORIES:
    Raw materials and component parts                                   $  49,500          $  28,248
    Work in process                                                        38,055             31,648
    Finished goods                                                         65,104             49,873
----------------------------------------------------------------------------------------------------
                                                                         $152,659          $ 109,769
====================================================================================================
PROPERTY, PLANT AND EQUIPMENT:
    Machinery and equipment                                              $143,664          $ 108,077
    Buildings                                                              33,125             20,531
    Land and land improvements                                              4,159              2,445
    Property held under capital leases                                      4,496              4,579
----------------------------------------------------------------------------------------------------
Total property, plant and equipment at cost                               185,444            135,632
    Less accumulated depreciation and amortization, including
        $3,715 and $3,241, respectively, related to property
        held under capital leases                                         (59,902)           (46,833)
----------------------------------------------------------------------------------------------------
                                                                          125,542             88,799
    Construction in progress                                               17,338             18,558
    Property held for sale                                                  1,420              1,665
----------------------------------------------------------------------------------------------------
                                                                         $144,300          $ 109,022
====================================================================================================
ACCRUED LIABILITIES:
    Employee compensation and benefits                                  $  19,151          $  18,676
    Restructuring costs                                                     3,371              4,919
    Interest                                                                1,656              1,544
    Other                                                                  11,233              8,549
----------------------------------------------------------------------------------------------------
                                                                         $ 35,411          $  33,688
====================================================================================================


17. QUARTERLY FINANCIAL DATA (UNAUDITED)
Summarized quarterly financial data for 1996, 1995 and 1994 appears below (in thousands, except per share data):

                                                                                                            Primary
                                                                                                            earnings
                           Net sales                    Gross profit                 Net income             per share
                  --------------------------     --------------------------   -----------------------  ------------------
                    1996      1995      1994      1996      1995     1994     1996      1995     1994   1996  1995   1994
-------------------------------------------------------------------------------------------------------------------------
First quarter   $132,698  $106,419  $ 62,631  $ 40,570  $ 34,007  $20,802  $ 8,569   $ 7,055  $ 5,040  $ .53 $ .43  $ .31
Second quarter   130,021   104,799    62,213    41,685    31,469   21,451    8,357     7,915    4,798    .51   .49    .29
Third quarter    121,370   104,147    65,679    34,999    32,683   22,051    3,959     8,085    5,975    .24   .50    .37
Fourth quarter   126,005   104,823    81,264    35,637    33,871   26,509    5,304     8,410    6,196    .32   .52    .38
-------------------------------------------------------------------------------------------------------------------------
                $510,094  $420,188  $271,787  $152,891  $132,030  $90,813  $26,189   $31,465  $22,009  $1.60 $1.94  $1.35
=========================================================================================================================



42  Greenfield Industries, Inc.

Corporate Information

Notice of Annual Meeting
The Annual Meeting of Stockholders of Greenfield Industries, Inc. will be held on Tuesday, May 6, 1997 at 9:30 A.M. Eastern Time at the Radisson Riverfront Hotel-Augusta, Two Tenth Street, Augusta, Georgia 30901, (706) 722-8900.

Form 10-K
A copy of the annual report on Form 10-K for the year ended December 31, 1996, without exhibits, as filed with the Securities and Exchange Commission, may be obtained by any stockholder of the Company at no charge upon request in writing to:

Stockholder Relations
Greenfield Industries, Inc.
P.O. Box 2587
Augusta, Georgia 30903-2587
(706) 650-4134

Transfer and Dividend Disbursing Agent
First Chicago Trust Company of New York
P.O. Box 2536
Suite 4694
Jersey City, New Jersey 07303-2536

Independent Accountants
Price Waterhouse LLP
St. Louis, Missouri

Legal Counsel
Dickstein Shapiro Morin & Oshinsky LLP
Washington, D.C.



Common Stock Information
The Company's Common Stock trades on The Nasdaq National Market System under the symbol "GFII." The following table sets forth, for the quarters indicated, the high and low sales prices for the Common Stock as reported by The Nasdaq Stock Market and the cash dividends per share declared during such periods.

                                                    Quarterly
                              Sales Prices               Cash
1996                     High              Low      Dividends
-------------------------------------------------------------
Fourth quarter        $31 3/4          $24              $ .05
Third quarter          34               22 1/2            .04
Second quarter         40 1/4           33                .04
First quarter          34 5/8           28 1/4            .04

1995
-------------------------------------------------------------

Fourth quarter        $32 3/4          $27 1/2          $ .04
Third quarter          35 1/2           28 1/2            .03
Second quarter         30               27 1/2            .03
First quarter          28 1/4           20 3/4            .03


This Annual Report may contain various forward-looking statements and assumptions concerning Greenfield Industries, Inc.'s operations, future results and prospects. These statements are based on current expectations and are subject to risks and uncertainties. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, certain statements included herein are forward-looking statements. Actual results could differ materially from those anticipated as a result of various factors, including cyclical or other downturns in demand, the inability to achieve cost reductions through consolidation and restructuring of acquired companies, and possible future acquisitions that may not be complementary or additive.